Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Vitran Corporation Inc.

We consent to the incorporation by reference in the registration statement (No. 333-161885) on Form S-8 and the registration statement (No. 333-162208) on Form S-3 of Vitran Corporation Inc. of our reports dated March 13, 2014 on the consolidated balance sheets of Vitran Corporation Inc. as of December 31, 2013 and December 31, 2012, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedules, and the effectiveness of internal control over financial reporting, which reports appear in the December 31, 2013 annual report on Form 10-K of Vitran Corporation Inc.

Chartered Accountants, Licensed Public Accountant

Toronto, Canada

March 13, 2014